UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MIDDLE KINGDOM ALLIANCE CORP.

(Name of Company)

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

595750497

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Capital Ally Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,565,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,565,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,565,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.0% (2)
14	TYPE OF REPORTING PERSON* CO

(1)	This Amendment No. 1 to Schedule 13D is bring filed to report the purchase of an additional 177,000 shares of Class B Common stock of Middle Kingdom Alliance Corp by Capital Ally Investment Limited.
(2)	Based on the beneficial ownership of 2,565,000 shares of Class B Common Stock of the Reporting Person and 3,420,305 shares of Class B Common Stock issued and outstanding as of November 13, 2008, the Reporting Person holds approximately 75.0% of the issued and outstanding Common Stock of the Company.

Item 1. Security and Company.

This statement relates to the common stock, par value $0.001 per share (the “Class B Common Stock”), of Middle Kingdom Alliance Corp., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328.

Item 2. Identity and Background.

This Schedule 13D/A is being filed by:

(1)	(a) – (c) Capital Ally Investments Limited (“Capital Ally”) is a British Virgin Islands company. The principal business of Capital Ally is investment holdings. The business address for Capital Ally is 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong.

Capitalized terms not defined herein shall have the respective meaning given to them in the Schedule 13D, filed November 20, 2008 amended hereby.

Pursuant to an Agreement between Capital Ally and Arch Digital Holdings Limited (“Arch BVI”), the Reporting Person has delegated to Samuel Kong sole investment power and to Samuel Kong and Clement Kwong shared voting power with respect to the Class B Common stock held by the Reporting Person.

Samuel Kong is the Controller and Secretary of Golden Meditech, a Hong Kong company which owns 100% of GM Investment, which owns 50% of Capital Ally. Clement Kwong is a Director of Arch BVI, a company wholly-owned by ARC Capital Holdings Limited (“Arc Capital”), a Cayman Islands company, which owns 90,000,000 (33%) shares of Pypo. Golden Meditetch and Arc Capital are the principal shareholders of Pypo.

(d) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

All of the shares of Class B Common Stock beneficially held by the Reporting Person were paid for using cash contributed by the Reporting Person’s owners.

Item 5. Interest in Securities of the Company.

(a) Capital Ally is the beneficial owner of an aggregate of 2,565,000 shares of Class B Common Stock of the Company, representing approximately 75.0% of the total issued and outstanding shares of Class B Common Stock as of November 25, 2008.

(b) Capital Ally has delegated to Samuel Kong sole power to dispose or direct the disposition of 2,565,000 shares of Class B Common Stock of the Company and to Samuel Kong and Clement Kwong shared power to vote or direct the vote of 2,565,000 shares of Class B Common Stock of the Company.

(c) Since November 20, 2008, the Reporting Person has not effected any transactions relating to the Class B Common Stock or any other equity securities of the Company, other than as set forth in the following table. All purchases were made in privately negotiated transactions:

Date	Number of Shares	Price per Share
November 21, 2008	137,500	$8.35

November 24, 2008	39,500	$8.39

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Pursuant to an Agreement between Capital Ally and Arch BVI, the Reporting Person has delegated to Samuel Kong sole investment power and to Samuel Kong and Clement Kwong shared voting power with respect to the Class B Common stock held by the Reporting Person.

Item 7. Materials to be Filed as Exhibits.

10.2 Agreement between Capital Ally and Arch Digital Holdings Limited delegating to Samuel Kong sole investment power and to Samuel Kong and Clement Kwong shared voting power with respect to the Class B Common Stock held by the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: November 26, 2008

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Samuel Kong Kam Yu
Name:	Samuel Kong Kam Yu
Title:	Director